Exhibit 99.1

Golden Star Second Quarter 2017 Results Conference Call

TORONTO, July 13, 2017 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its results for the quarter ended June 30, 2017 after market close on August 1, 2017.

The Company will conduct a conference call and webcast to discuss these results on August 2, 2017 at 10:00 am ET.  The access details are as follows:

Toll Free (North America): +1 866 393 4306
Toronto Local and International: +1 734 385 2616
Conference ID: 53427025
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the third quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of US$780-860 per ounce.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2017/13/c1132.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 13-JUL-17